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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65552

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Hunter Securities, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
123003
FIRM ID. NO.

400 Poydras St., Suite 3100
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson — 504-527-0333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

cm

OATH OR AFFIRMATION

I, Daniel O. Conwill, IV ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Hunter Securities, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

GARY EDWARD MERINGER
NOTARY PUBLIC
NOTARY PUBLIC ID # 89480
MY COMMISSION IS FOR LIFE

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL HUNTER SECURITIES, LLC

Audit of Financial Statement

December 31, 2012

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report

To the Member
Global Hunter Securities, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 25, 2013

GLOBAL HUNTER SECURITIES, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and Cash Equivalents	$ 13,603,904
Deposit with Clearing Organization	1,500,367
Receivable from Brokers or Dealers	440,204
Accounts Receivable	2,689,390
Advances to Employees	128,730
Securities Readily Marketable, at Estimated Fair Value	59,655
Securities Not Readily Marketable, at Estimated Fair Value	120,797
Receivable from Affiliates	2,291,304
Furniture, Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation of $1,175,938	1,798,594
Other Assets	1,630,655
Total Assets	$ 24,263,600

Liabilities and Member's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 4,663,083
Line of Credit	2,429,154
Total Liabilities	7,092,237
Member's Equity	17,171,363
Total Liabilities and Member's Equity	$ 24,263,600

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Global Hunter Securities, LLC (the Company), is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a New York Limited Liability Company that is a wholly-owned subsidiary of GHSHC, LLC (Parent).

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $464,978 for the year ended December 31, 2012.

Income Taxes
The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its member.

Revenue Recognition
Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

Receivable from Brokers or Dealers
Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers.

Note 1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2012, there was no allowance for doubtful accounts.

Goodwill

In May 2010, the Company's parent acquired membership control by exchanging membership interest in the Company, for equal membership interest in the parent, at historical cost basis. As part of the transaction, 14.5% of the minority interests were repurchased at estimated fair value, resulting in goodwill of $1,015,407.

In accordance with the *Intangibles-Goodwill and Other* Topic of the Financial Accounting Standards Board Accounting Standards Codification, the amortization of goodwill is prohibited, but it requires that goodwill be tested for impairment at least annually. If goodwill is impaired, an impairment loss will be recognized and charged against earnings in the year in which the goodwill becomes impaired. There was no impairment as of December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Securities and Fair Value Measurement

Securities readily marketable as of December 31, 2012, consist of stocks and warrants with an estimated fair value totaling $59,655.

Securities not readily marketable as of December 31, 2012, consist of stocks and warrants with an estimated fair value totaling $120,797.

Note 2. Securities and Fair Value Measurement (Continued)

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2012.

Note 2. Securities and Fair Value Measurement (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2012, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Readily Marketable - Stocks and Warrants	$ 59,655	$ 59,655	$ -	$ -
Securities Not Readily Marketable - Stocks and Warrants	120,797	25,828	94,969	-
Total	$ 180,452	$ 85,483	$ 94,969	$ -

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

One of the Company's customers made up 12% of total revenue for the year ended December 31, 2012.

Note 4. Agreement with Clearing Organization

The Company utilized Merrill Lynch as its clearing broker during 2012. On December 17, 2012, the Company began using Goldman Sachs as its clearing broker. Terms of the agreement with Merrill Lynch call for the Company to maintain compensating balances of $500,000. Terms of the agreement with Goldman Sachs call for the Company to maintain compensating balances of $1,000,000. At December 31, 2012, $1,500,367 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000 adjusted for net capital required for market making activity. At December 31, 2012, the Company had net capital of $11,727,163 which was $11,254,347 in excess of its required net capital of $472,816.

Note 5. Employee Contracts and Commitments

The Company has employment agreements with several employees that require set salaries, bonuses, or semi-monthly advance payments to the employees. In addition, certain employees have bonus commitments that are contingent upon completion of certain employment dates. Employee advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. Employee advances are unsecured and have no set interest rate or maturity dates.

These compensation commitments expire as follows:

Year Ending December 31,	Amount
2013	$ 180,556
Total	$ 180,556

Note 6. Line of Credit

The Company established a line of credit with a lender during 2012 in the amount of $3,000,000 expiring on April 26, 2013. The line is collateralized by all of the assets of the Company, and is guaranteed by the Company's parent, one of the members of the Company's parent, and the Company's managing member. The outstanding balance accrues interest at a variable rate based on the Wall Street Journal Prime Rate, currently at 3.25%, with a minimum rate of 5%. The rate as of December 31, 2012 was 5.0%. The outstanding balance at December 31, 2012 was $2,429,154.

The Company is subject to certain restrictive financial covenants under the credit facility, including a minimum tangible net worth, in combination with the worth of the guaranteed members and the affiliated party, greater than or equal to $25,000,000. The credit facility also includes customary restrictions with respect to liens, indebtedness, material changes in the Company's business, and other matters. At December 31, 2012, the Company was in compliance with the covenants.

Note 7. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Note 7. Income Taxes (Continued)

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2012, the Company had no uncertain tax positions.

Note 8. Commitments and Contingencies

The Company leases office space under operating leases with varying expirations through December 2014. In addition, the Company is the guarantor on several leases of an affiliate. Future minimum lease payments and guaranteed lease payments under these operating leases are as follows:

2013	$	1,317,886
2014		1,256,434
2015		1,126,673
2016		1,124,932
2017		1,147,226
Thereafter		3,909,910
Total	$	9,883,061

Rent expense for office space and equipment, totaled $1,656,474 for the year ended December 31, 2012.

The Company has contracts with various service providers through December 2014. Future minimum payments under these agreements are as follows:

2013	$	247,300
2014		135,200
Total	$	382,500

Guarantees

The Company has an irrevocable demand letter of credit with a local bank securing the office lease of one of its affiliates. The Company has a commercial guarantee, and a note payable held as collateral for this letter of credit in the amount of $387,436. As of December 31, 2012, there were no funds drawn on this promissory note.

Note 8. Commitments and Contingencies (Continued)

Guarantees (Continued)

The Company has entered into a control agreement and pledge of a security interest in one of its accounts at a bank in the amount of $1,500,000, to secure a loan of one of the partners of its parent company. The agreement was terminated during the year ended 2012.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $11,727,163, which was $11,254,347 in excess of its required net capital of $472,816. The Company's Aggregate Indebtedness to Net Capital ratio was 0.6 to 1 at December 31, 2012.

Note 10. Foreign Exchange

The Company maintains some of its operations in Calgary, Canada. Accordingly, the Company is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of the Company are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rate existing at the balance sheet date, and income and expense items are translated at the exchange rate existing at the transaction date.

Note 11. Related Party Transactions

Included in amounts receivable from affiliates is an unsecured note receivable from the Company's parent totaling $1,699,900, bearing interest at 2%, with interest and principal due at maturity, October 29, 2013.

The Company had other transactions with affiliates, including the advancement of funds, and payment of rent. Amounts receivable from affiliates totaled $591,404 at December 31, 2012. These receivables are unsecured, non-interest bearing, and have no set terms of repayment.

Rent paid to affiliates totaled $1,355,028 for the year ended December 31, 2012.

Note 12. Subsequent Event

FASB ASC Topic 855, *Subsequent Events* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.